EXHIBIT 99.1

North American Construction Group Announces 5-Year Term Contract in the Oil Sands

ACHESON, Alberta, Dec. 10, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced a long-term extension to a key Multiple Use Agreement with a major earthworks customer.  The three-year extension takes the existing expiration date of December 2020 to December 2023. As part of this additional term, the Company has secured a five-year contract through 2023 for earthworks services at the customer’s base mine. The value of this backlog is expected to be approximately $750 million.

Martin Ferron, Chairman and CEO, stated: “Following on from the two term contract awards in June which have resulted in current backlog over $300 million, we are very pleased that a second significant customer has placed long-term faith in us.  The award from our customer is based on demonstrated and tangible results of operational excellence at their mine as we execute earthwork services. This step change in contractual backlog provides us with even further confidence that our recently increased equipment fleet will be fully utilized and our impressive growth trajectory can be maintained for several more years.”

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

This release refers to the non-GAAP financial measure “backlog”. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. See the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2018 for a detailed definition and explanation of backlog.

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “will be”, “can be” or similar expressions.  Forward looking statements include statements about the Company’s backlog and the Company’s belief that its increased equipment fleet will be fully utilized and that its growth trajectory can be maintained for several more years.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s MD&A for the quarter ended September 30, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

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